UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A:  General Information

Item A.1          Report for 03/18/2020

Item A.2          0000759667

Item A.3          S000000018

Item A.4          811-04175

Item A.5          John Sohn, Esq, john.sohn@bnymellon.com, 212-922-4237

Part B:  Default or event of insolvency of portfolio security issuer

Item B.1          N/A

Item B.2          N/A

Item B.3          N/A

Item B.4          N/A

Item B.5          N/A

Part C:  Provision of financial support to fund

Item C.1           The Bank of New York Mellon purchased securities from the Fund in accordance with Rule 17a-9.

Item C.2           The Bank of New York Mellon paid fair market value for the securities to the Fund.  The Bank of New York Mellon Corporation paid the excess of amortized cost over fair market value to the Fund.

Item C.3           The Bank of New York Mellon is an affiliate of the Fund’s investment adviser, BNY Mellon Investment Adviser, Inc.  Both entities are subsidiaries of The Bank of New York Mellon Corporation.

Item C.4            March 18, 2010

Item C.5          $1,204,850,099.29

Item C.6

CUSIP	Issuer/Issue	Value

06417LMX2	BNSPP CPIB 0 09/02/20	350,232,263.89
89120DPS2	TDBANK CPIB 0 07/27/20	200,243,912.44
96122JES4	WSTPLN CPIB 0 06/29/20	50,047,589.19
9612C4J77	WSTPAC CPIB 0 12/03/20	107,071,901.77
9612C4K83	WSTPAC CPIB 0 02/05/21	2,003,375.00
9612C4K91	WSTPAC CPIB 0 02/12/21	50,067,698.01
87019RG91	SWEDBANK AB CP 1.66% 07/09/2020	99,628,983.00
87019RGU4	SWEDBANK AB CP 1.77% 07/28/2020	99,587,500.00
87019RHA7	SWEDBANK AB CP 1.62% 08/10/2020	146,385,417.99
87019RHC3	SWEDBANK AB CP 08/12/2020	99,581,458.00
		1,204,850,099.29

Item C.7          See C.6.

Item C.8          To be provided in amended N-CR within 4 business days from event.

Item C.9          To be provided in amended N-CR within 4 business days from event.

Item C.10        To be provided in amended N-CR within 4 business days from event.

Part D:  Deviation between current net asset value per share and intended stable price per share

Item D.1          N/A

Item D.2          N/A

Item D.3          N/A

Part E:  Imposition of liquidity fee

Item E.1          N/A

Item E.2          N/A

Item E.3          N/A

Item E.4          N/A

Item E.5          N/A

Item E.6          N/A

Part F:  Suspension of fund redemptions

Item F.1           N/A

Item F.2           N/A

Item F.3           N/A

Item F.4           N/A

Part G:  Removal of liquidity fees and/or resumption of fund redemptions

Item G.1          N/A

Part H:  Optional disclosure

Item H.1          N/A

SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    Dreyfus Cash Management

                                                                                                (Registrant)

Date: 3/19/2020

                                                                                            /s/ James Bitetto
                                                                                            James Bitetto

                                                                                                (Signature)*